Filed pursuant to Rule 433

January 23, 2012

Relating to

Preliminary Prospectus Supplement dated January 23, 2012 to

Registration Statement No. 333-157264

STATE OF ISRAEL

4.00% BONDS DUE JUNE 30, 2022

Issuer:	State of Israel

Principal Amount:	US $1,500,000,000

Maturity date:	June 30, 2022

Trade date:	January 23, 2012

Original Issue Date (Settlement):	Expected January 30, 2012 through the book-entry facility of the Depository Trust Company

Issue price (Price to Public):	99.036%

Underwriters’ Commission:	0.125%

Net Proceeds to Issuer:	US $1,483,665,000 (98.911%)

Coupon:	4.000%

Yield to Maturity:	4.115%

Spread to Treasury:	+205 basis points (2.050%)

Benchmark Treasury:	2.000% of November 15, 2021 (price 99–13+)

Benchmark Yield:	2.065%

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each June 30 and December 30, commencing June 30, 2012

Denominations:	$200,000 and multiples of $1,000 above that amount

Business Day:	New York

CUSIP:	46513AGA2

ISIN:	US46513AGA25

Joint Bookrunners:	Barclays Capital Inc. (30%); Goldman, Sachs & Co. (30%); UBS Securities LLC (30%)

Co-Managers:	Citigroup Global Markets Inc. (5%); Deutsche Bank Securities Inc. (5%)

As supplemental disclosure, please be advised that:

We expect that delivery of the notes will be made against payment thereof on or about the closing date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next four succeeding business days should consult their own advisor.

On January 23, 2012, the Bank of Israel lowered the key interest rate for February by 0.25 percentage points to 2.5%.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman, Sachs & Co. toll-free at 866-471-2526 or UBS Securities LLC toll-free at 877-827-6444 ext 561 3884.